NOTICE OF ANNUAL GENERAL MEETING
 OF SHAREHOLDERS

To be held on June 27, 2012

and

MANAGEMENT INFORMATION CIRCULAR

May 23, 2012

Yukon-Nevada Gold Corp.
900-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada
Tel. : (604) 688-9427
Fax.: (604) 688-9426
E-mail: nicole@yngc.ca
Website: www.yukon-nevadagold.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Yukon-Nevada Gold Corp. (the "Company") will be held at 8th Floor - 688 West Hastings Street, Vancouver, B.C. V6B 1P1, on Wednesday, June 27, 2012 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting (the “Meeting”) and for the following purposes:

1.	To receive the report of the directors.

2.

To receive and consider the audited financial statements of the Company for the fiscal period ended December 31, 2011, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3.	To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

4.	To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

5.	To elect directors to hold office until the close of the next Annual General Meeting.

6.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 27, 2012 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on May 23, 2012 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 23rd day of May, 2012.

BY ORDER OF THE BOARD

YUKON-NEVADA GOLD CORP.

“Robert F. Baldock”

Robert F. Baldock, President and CEO

MANAGEMENT INFORMATION CIRCULAR

As at May 23, 2012
unless otherwise noted

_________________________________________

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Yukon-Nevada Gold Corp. (the “Company”), at the time and place and for the purposes set forth in the Notice of Meeting.

Note:

The term "shareholder" as defined in the Business Corporations Act S.B.C. 2002, c.57 (the "Act"), except in section 385, means a person whose name is entered in a securities register of a company as a registered owner of a share of the company or, until such an entry is made for the company:

(a)	in the case of a company incorporated before the coming into force of the Act, a subscriber, or

(b)	in the case of a company incorporated under the Act, an incorporator.

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER AND REVOCATION OF PROXIES

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder (the “Registered Shareholder”).

The persons named in the accompanying Form of Proxy are nominees of the Company's management. A Registered Shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the meeting may do so either by:

(a)	STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)	BY COMPLETING ANOTHER PROPER FORM OF PROXY.

In such event, the shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification to the meeting. The completed proxy must be deposited at the office of Computershare Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time fixed for the meeting. The Chair of the Meeting may waive the proxy cutoff without notice.

A shareholder who has given a proxy may revoke it by an instrument in writing delivered to the office of Computershare Trust Company, Corporate Trust Department, or to the registered office of the Company, 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or to the Chairman of the meeting or any adjournment thereof, or in any other manner provided by law.

Information Circular	Page 2

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the meeting. As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.

Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Non-Registered Holders who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (“VIF”). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it a Non-Registered Holder is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. A Non-Registered Holder who receives a VIF cannot use the voting instruction form to vote shares directly at the Meeting. In order for a non-registered shareholder to vote his or her shares at the Meeting, the non-registered shareholder must write his or her name in the space provided on the VIF or using the internet and otherwise follow the instructions on the VIF. Alternatively, the non-registered shareholder can appoint another person (who does not have to be a shareholder) as his or her proxyholder to vote his or her shares at the Meeting by writing the name of such person in the space provided on the voting instruction form or internet and otherwise follow the instructions on the voting instruction form. Your proxy appointment must be received prior to the proxy cut off date.

Information Circular	Page 3

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)	any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b)	any proposed nominee for election as a director of the Company; and

(c)	any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

The consolidated financial statements of the Company for the fiscal year ended December 31, 2011, including the accompanying notes and the auditor’s report and Management’s Discussion and Analysis will be presented to the shareholders at the Meeting. These documents are available on both SEDAR (www.sedar.com) and the Company’s website (www.yukon-nevadagold.com).

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint Deloitte & Touche LLP, Chartered Accountants, of #2800, 1055 Dunsmuir Street, Vancouver, B.C., V7X 1P4, as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

Deloitte & Touche LLP was first appointed auditor of the Company in July 2010.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "Common Shares"), of which 970,450,810 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company fixed May 23, 2012 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns or controls or directs, directly or indirectly voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than as set out below:

Information Circular	Page 4

Name	No. of Shares	Percentage of Issued and Outstanding
Jean-Edgar de Trentinian	190,640,500(1)	20.47%
Sprott Asset Management (as Portfolio Manager)	119,253,334(2)	12.80%
Deutsche Bank	113,488,372(2)	12.18%

(1)	189,480,500 of these shares are registered in the name of Orifer s.a., a private company controlled by Jean-Edgar de Trentinian, a director of the Company.
(2)	As at April 3, 2012.

ELECTION OF DIRECTORS

The Board of Directors presently consists of nine (9) directors and it is intended to elect nine directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company. Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(3)	First and Present Position with the Company(1)(2)	Approx. no. of voting securities beneficially owned, or controlled or directed, directly or indirectly(4)
Robert F. Baldock(7)(9)(10)(11) (12)(13) British Columbia, Canada	President and Chief Executive Officer of the Company; President and Chief Executive Officer of Monument Mining Limited; June 2005 to date.	President and CEO since May 21, 2009; Director since April 17, 2009.	494,782
Pierre Besuchet(9) Switzerland	Director of the Faisal Private Bank (Switzerland) and the Indufina Industrielle et Finance Holding (Switzerland) and is a director of the following North American Companies: W2 Energy Inc., FNDS3000 Corp and Solar Energy Initiatives, Inc.	Director since May 13, 2010.	0
Jean-Edgar de Trentinian Switzerland	President and CEO of Orifer s.a.	Director since August 1, 2009.	190,640,500(5)
Graham C. Dickson(10)(11)(12) British Columbia, Canada	Vice President of Acquisitions and Corporate Development of the Company.	Vice President Acqui- sitions and Corporate Development since June 27, 2011; Director since April 11, 1997.	2,888,000(6)

Information Circular	Page 5

Name, Province and Country of Ordinary Residence	Principal Occupation or Employment and, if not elected a director by a vote of security holders, occupation during the past five years(3)	First and Present Position with the Company(1)(2)	Approx. no. of voting securities beneficially owned, or controlled or directed, directly or indirectly(4)
Shaun Heinrichs British Columbia, Canada	CFO of the Company since November 2008, controller of the Company since January 2008; Senior Manager, Finance at BC Hydro & Power Authority from February 2007 to February 2008; International Accounting Manager at PMC Sierra from July 2006 to February 2007.	Director since May 8, 2012; CFO since November 21, 2008	1,220,000
Francois Marland(12) Switzerland	Lawyer until 2010.	Director and Vice Chairman since July 2, 2010.	87,640,000
Gerald B. Ruth(7) (8) (9) (10) (11) (13) Ontario, Canada	CEO of Gersan Capital Corp. and a Director of Eagle Hill Exploration Corp.; an independent corporate finance consultant since 2003	Director since May 13, 2010.	0
Jay W. Schnyder(7) (8) Switzerland	A member of the management committee (Head of Refining) of MKS Finance SA,	Director since May 13, 2010.	0
Simon Solomonidis(11) Switzerland	Independent Consultant since 2008	Director since August 1, 2009.	0

(1)	The term of office of the directors will expire at the Company’s Annual General Meeting in 2012.
(2)	For the purposes of disclosing positions held in the Company, "Company" shall include the Company and/or a parent or subsidiary thereof.
(3)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.
(4)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.
(5)	189,740,500 shares are held in the name of Orifer s.a., a private company, the sole shareholder of which is Jean-Edgar de Trentinian.
(6)	82,000 of these shares are held in the name of Celec Inc., a non-reporting company controlled by Graham Dickson.
(7)	Member of the Audit Committee
(8)	Member of the Compensation Committee
(9)	Member of the Corporate Governance Committee
(10)	Member of the Special Committee
(11)	Member of the Disclosure Committee (Corporate Disclosure)
(12)	Member of the Strategic Committee
(13)	Member of the Audit Sub-Committee (Financial Disclosure)

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the directors or executive officers of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has been a director or officer of any other issuer that, while that person was acting in that capacity:

(a)	was the subject of an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(b)

was subject to an event that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

During the 10 years prior to the date hereof, no director or executive officer of the Issuer, or a shareholder holding sufficient securities of the Issuer to affect materially the control of the Issuer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Information Circular	Page 6

Subsequent to January 1, 2012, no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is or has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

STATEMENT OF EXECUTIVE COMPENSATION

“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

“external management company” includes a subsidiary, affiliate or associate of the external management company;

“grant date” means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or

“named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6), for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“NI 52-107” means National Instrument 52-107 Acceptable Accounting Principles, Auditing Standards and Reporting Currency;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

Information Circular	Page 7

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

“replacement grant” means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

“repricing” means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option;

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The Company has a Compensation Committee of which the current members are Jay Schnyder, Gerald Ruth and John Greenslade. Each member of this committee is an independent director. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this committee has been empowered to evaluate the performance of the Chief Executive Officer of the Company and to recommend to the Board of Directors the compensation level of the Chief Executive Officer; to review the compensation levels of the executive officers of the Company and to report thereon to the Board of Directors; to conduct such surveys and studies as the committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to review management’s administration of these plans to review management’s strategy for succession planning and to consider any other matters which, in the committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

The Compensation Committee meets as required, but at least four times per year. In carrying out its mandate, the Committee assesses on an annual basis the performance of the Chief Executive Officer against established objectives. It also reviews performance reports submitted for other executive officers.

Compensation Philosophy and Process

The Compensation Committee reviews the executive total compensation package (base pay, incentive pay, benefits perquisites) annually and makes a recommendation to the Board and evaluates the Chief Executive Officer’s performance and recommends approval of the consolidated appraisal statement to the Board.

Chief Executive Officer Compensation Summary

For the fiscal year ended December 31, 2011 Mr. Baldock, the Company’s Chief Executive Officer was compensated in the amount of $310,216.

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in Common Shares of the Company on April 13, 2005 (the date the Company’s shares commenced trading on the TSX) against the cumulative total shareholder return of $100 invested in the S&P/TSX Composite Index from April 13, 2005 to (a) December 31, 2011 and (b) May 2, 2012.

Information Circular	Page 8

Executive Compensation

During the fiscal year ended December 31, 2011, the Company had five Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)	Robert F. Baldock, the President and Chief Executive Officer;
(b)	Graham Dickson, Vice President of Acquisitions and Corporate Development;
(c)	Shaun Heinrichs, Chief Financial Officer;
(d)	Todd Johnson, Vice President of Exploration; and
(e)	Randy Reichert, Chief Operating Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

Non-Equity Incentive Plan Compensation $
Name and Principal Position	Year	Salary ($)	Share Based Awards ($)	Option Based Awards $	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value ($)	All Other Compen- sation ($)	Total Compensation ($)
Robert Baldock President and CEO (1)	2011 2010 2009	310,216 164,503 184,110	Nil	- 1,126,400 456,800	Nil	Nil	Nil	- 44,144 42,959	310,216 1,335,047 683,869
Graham Dickson, VP Acquisitions and Corporate Development(2)	2011 2010 2009	490,068 280,000 280,000	Nil	- 1,126,400 456,800	Nil	Nil	Nil	Nil Nil Nil	490,068 1,406,400 736,800
Shaun Heinrichs, CFO	2011 2010 2009	279,000 200,000 182,603	Nil	311,400 - 99,922	Nil	Nil	Nil	Nil Nil Nil	590,400 200,000 282,525
Todd Johnson, VP Exploration(3)	2011 2010	258,333 146,250	Nil	94,950 174,636	Nil	Nil	Nil	Nil	353283 320,886
Randy Reichert COO(4)	2011	205,966	Nil	622,800	Nil	Nil	Nil	Nil	828,766

(1)	President and Chief Executive Officer commencing May 21, 2009.

Information Circular	Page 9

(2)	President and Chief Executive Officer until May 21, 2009; Chief Operating Officer from May 21, 2009 to June 27, 2011 and Vice President of Acquisitions and Corporate Development since June 27, 2011.
(3)	Appointed Vice President Exploration March 29, 2010. Salary shown is in United States dollars.
(4)	Appointed Chief Operating Officer June 27, 2011.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2011, for the Named Executive Officers:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options(2) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Robert Baldock	8,000,000 4,000,000	$0.32 $0.15	March 23, 2015 July 26, 2014	N/A 560,000	8,000,000 3,000,000	N/A 420,000
Graham Dickson	8,000,000 4,000,000 1,000,000 600,000	$0.32 $0.15 $1.74 $2.77	March 23, 2015 July 26, 2014 August 10, 2012 January 5, 2012	N/A 560,000 N/A N/A	8,000,000 3,000,000 - -	N/A 420,000 N/A N/A
Shaun Heinrichs	750,000 1,500,000 200,000	$0.50 $0.15 $1.60	May 31, 2011 July 26, 2014 March 28, 2013	N/A 210,000 N/A	- - -	N/A N/A N/A
Todd Johnson	775,000 225,000 250,000	$0.15 $0.32 $0.45	July 26, 2014 March 23, 2015 September 9, 2016	31,500 N/A N/A	- - 581,250	N/A N/A N/A
Randy Reichert	1,500,000	$0.50	May 31, 2016	N/A	750,000	N/A

(1)

The fair value of the options granted in 2011 as determined by the Black-Scholes pricing model was $1.0 million (December 31, 2010 - $1.3 million) of which the amount that had vested was expensed. The weighted average fair value of these options was $0.36 (December 31, 2010 - $0.37) per option.

(2)	“In-the-money” means the excess of the market value of the common shares of the Company on December 31, 2011 ($0.29) over the base price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2011, for each Named Executive Officer:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Baldock	Nil	Nil	Nil
Graham Dickson	Nil	Nil	Nil
Shaun Heinrichs	354,234	Nil	Nil
Todd Johnson	152,400	Nil	Nil
Randy Reichert	337,361	Nil	Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no employment contract between the Company or any of its subsidiaries and a Named Executive Officer. There is no compensatory plan or arrangement, including payments to be received from the Company or any of its subsidiaries, with respect to the Named Executive Officers.

Information Circular	Page 10

Director Compensation

During the Financial Period, no compensation was paid or is payable by the Company to its directors, other than the Chief Executive Officer (the “Other Directors”), or its subsidiaries, if any, for their services in their capacity as directors, including any amounts payable for committee participation or special assignments pursuant to any standard or other arrangements; or as consultants or experts except as set forth below and as otherwise herein disclosed:

The Company does not have any long-term incentive, retirement, pension plan or other arrangement for non-cash compensation to its Directors, except incentive stock options.

Director Compensation Table

The Company’s Other Directors receive $1,000 for each meeting of directors attended, with the Chairman of a meeting receiving $2,000. The Company’s Chairman receives an annual retainer of $50,000, paid quarterly, the Company’s deputy Chairman receives an annual retainer of $30,000, paid annually and the Company’ Audit Committee Chairman receives an annual retainer of $20,000, paid quarterly.

The compensation provided to the Company’s Other Directors, for the most recently completed financial year of December 31, 2011 is:

Name	Fees earned ($) (1)	Share- based Awards ($)	Option- based awards ($) (2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen- sation(3) ($)	Total ($)
Pierre Besuchet	22,500	Nil	221,045	Nil	Nil	Nil	243,545
Jean-Edgar de Trentinian	25,500	Nil	-	Nil	Nil	Nil	25,500
John Greenslade	69,500	Nil	221,045	Nil	Nil	Nil	290,545
François Marland	35,000	Nil	1,791,305	Nil	Nil	Nil	1,826,305
Gerald Ruth	53,000	Nil	221,045	Nil	Nil	Nil	274,045
Jay Schnyder	25,500	Nil	221,045	Nil	Nil	Nil	246,545
Simon Solomonidis	24,000	Nil	110,523	Nil	Nil	Nil	134,523

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a committee member and chair fees.
(2)	The amount represents the fair value, on the date of grant, of awards made under the Company’s Stock Option Plan.
(3)	Includes all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly.

The following table sets out all share-based awards and option-based awards outstanding as at December 31, 2011, for each Other Director of the Company:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Pierre Besuchet	1,000,000	$0.26	July 12, 2015	30,000	N/A	Nil
Jean-Edgar de Trentinian	1,000,000	$0.15	July 26, 2014	140,000	N/A	Nil
John Greenslade	1,000,000	$0.26	July 12, 2015	30,000	N/A	Nil
François Marland	9,000,000	$0.32	July 12, 2015	N/A	N/A	Nil
Gerald Ruth	1,000,000	$0.26	July 12, 2015	30,000	N/A	Nil
Jay Schnyder	1,000,000	$0.26	July 12, 2015	30,000	N/A	Nil

Information Circular	Page 11

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price(1) ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Simon Solomonidis	500,000 500,000	$0.26 $0.15	July 12, 2015 July 26, 2014	150,000 70,000	N/A	Nil

(1)

The fair value of the options issued as determined by the Black-Scholes pricing model ranged from 0.11 to 0.22, of which the vested amount was expensed. The weighted average fair value of the options was $0.21 per option.

The following table sets out all incentive plans (value vested or earned) during the year ended December 31, 2011, for each Other Director of the Company:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Pierre Besuchet	-	N/A	Nil
Jean-Edgar de Trentinian	-	N/A	Nil
John Greenslade	-	N/A	Nil
François Marland	79,562	N/A	Nil
Gerald Ruth	-	N/A	Nil
Jay Schnyder	-	N/A	Nil
Simon Solomonidis	-	N/A	Nil

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Rolling 10% Incentive Stock Option Plan (the “Plan”) which was approved by the shareholders on May 13, 2010. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company. The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2011.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	60,251,514	$0.38	1,324,778
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	60,251,541	$0.38	1,324,778

Information Circular	Page 12

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers, employees, former executive officers, directors and employees of the Company or any of its subsidiaries, proposed nominees for election or associates of such persons is or has been indebted to the Company (other than routine indebtedness) as at the end of the most recently completed financial year, or as of the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company. The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)	a director or executive officer of a reporting issuer;
(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;
(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of the Company or any of its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or any of its subsidiaries.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, (“NI 58-101”) the Company is required to disclose, on an annual basis, its approach to corporate governance. The Company’s corporate governance practices comply with the applicable guidelines. A description of the Company’s corporate governance practices is set out in Schedule “A” to this Information Circular, in the format suggested by NI 58-101F1 Corporate Governance Disclosure.

Information Circular	Page 13

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board of Directors of the Company operates under a written charter that sets out its responsibilities and composition requirements. See sections of the Company’s Annual Information Form which contains further information about the audit committee as required by Form 52-110F1.

ADDITIONAL INFORMATION

Additional information concerning the Company is available on SEDAR at www.sedar.com or the Company’s set site at www.yukon-nevadagold.com. Financial information concerning the Company is provided in the Company’s consolidated financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2011.

Shareholders wishing to obtain a copy of the Company’s financial statements and Management’s Discussion and Analysis may contact the Company as follows:

YUKON-NEVADA GOLD CORP.
900-688 West Hastings Street
Vancouver, B.C. V6B 1P1 Canada

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of May 23, 2012.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD
YUKON-NEVADA GOLD CORP.

“Robert F. Baldock”
Robert F. Baldock, President

Schedule “A” to the Information Circular of
Yukon-Nevada Gold Corp. (the "Company")

CORPORATE GOVERNANCE DISCLOSURE

The Company has adopted a Corporate Governance Policy Manual, the complete text of which is available at the Company’s web site at www.yukon-nevadagold.com.

Board of Directors

(a)	Disclose the identity of directors who are independent.

The Company’s Board of Directors is currently comprised of eight directors, of which five directors, Pierre Besuchet, François Marland, Gerald Ruth, Simon Solomonidis and Jay Schnyder have been determined by the Board to be independent as defined in NI 58-101.

(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.

Robert Baldock and Graham Dickson are not independent by virtue of being executive officers of the Company as defined in National Instrument 52-110 (“NI 52-110”). Jean-Edgar de Trentinian is not independent by virtue of being the sole shareholder of a control person of the Company.

(c)

Disclose whether not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

As set out above, the Board considers that a majority of the directors are independent according to the definition of “independence” set out in NI 52-110.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Robert F. Baldock:	Monument Mining Limited
Jean-Edgar de Trentinian:	Monument Mining Limited
Graham Dickson:	Monument Mining Limited
François Marland:	Baja Mining Corp.
Cadan Resources Corporation
Gerald Ruth:	Eagle Hill Exploration Corporation
Simon Solomonidis:	Cadan Resources Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non- independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

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The Company’s Corporate Governance Manual provides for in-camera meetings of independent directors.

(f)

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

On May 3, 2012, the Company’s former chairperson resigned. The Company anticipates appointing a new chair of the board in the near future. The chair’s role and responsibilities will include: (i) ensuring that the boundaries between, and the respective responsibilities of, the Board and management are understood and respected; (ii) adopting procedures to ensure efficient and effective Board operation, including the scheduling of Board meetings, meetings and meetings of Board committees; (iii) setting the agenda of the Board and presiding over Board meetings; and (iv) communicating with management so that it is aware of concerns of the Board and shareholders.

(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the Company’s most recently completed financial year.

During the fiscal year ended December 31, 2011 the Board of Directors held 17 meetings attended by directors as follows:

Name	Board of Directors	Audit Committee	Compensation Committee	Special Committee	Corporate Governance Committee	Disclosure Committee	Strategic Committee
Robert F. Baldock	17	3	-	-	-	3	1
Graham Dickson	13	-	-	-	-	-	1
Jean-Edgar de Trentinian	17	-	-	-	-	-	-
Simon Solomonidis	16	-	-	-	-	-	-
John Greenslade[1]	15	-	1	-	-	-	-
Pierre Besuchet	15	-	-	-	-	-	-
Gerald Ruth	15	4	1	-	-	4	-
Jay Schnyder	13	4	-	-	-	-	-
Francois Marland	17	-	-	-	-	-	1

1	Resigned May 3, 2012.

Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors has a comprehensive “terms of reference” which is contained in Appendix B of the Company’s Corporate Governance Manual. The entire Corporate Governance Manual is available for viewing at the Company’s website at www.yukon-nevadagold.com.

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Position Description

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Company has a written description for the Chair. The “terms of reference” for the Chair are as set out in Appendix D of the Corporate Governance Manual.

(b)

Disclose whether or not the board and the CEO have developed a written description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities.

The “terms of reference” for the President and CEO are described in Appendix K of the Corporate Governance Manual.

Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding

	(i)	the role of the board, its committees and its directors

The Company’s comprehensive Corporate Governance Manual provides a clear description of the role of the Board, its committees and its directors.

	(ii)	the nature and operation of the Company’s business.

The continuous involvement of the Board in the strategic planning and review of the business operations for the Company provides the opportunity to orient new directors regarding the nature and operations of the Company’s business.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Corporate Governance Committee has overall responsibility for establishing continuing education programs for the Board as a whole. Certain directors have and will be taking such opportunities.

Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

	(i)	disclose how a person or company can obtain a copy of the code;

	(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

4

The Company has, as contained in Appendix M of the Corporate Governance Manual, a comprehensive code of conduct and conflict of interest guidelines for Directors and Officers, including disclosure requirements.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such director has a conflict of interest. In addition, the director must excuse himself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

Appendices B, C and M of the Corporate Governance Manual clearly lay out the expectations of Director conduct.

Nomination of Directors

It is the responsibility of the Corporate Governance Committee to annually review the composition of the Board of Directors and make recommendations to the Board of Directors regarding any perceived necessary changes in the composition of the Board of Directors. The process is detailed in Appendices A and L of the Company’s Corporate Governance Manual.

Compensation

Board and Board Committee compensation is determined by the Corporate Governance Committee and approved by the Board as a whole. Compensation for the executive of the Company is determined by the Compensation Committee as delegated to it by the Board.

Other Board Committees

The Board of Directors has formally appointed the following committees:

(1) Audit Committee – which has the responsibility for reviewing the financial statements of the Corporation before such financial statements are approved by the Board of Directors and which has the general responsibility for reviewing the financial and internal controls, the accounting, audit and reporting activities of the Corporation, for reviewing annually the qualifications and objectivity of the Company's auditors, for making recommendations to the Board of Directors, in the case of any vacancy in the office of auditor as to the selection of the Company's auditors and their fees, for reviewing the scope, results and findings of the Company's auditor's audit and non-audit services, and for reviewing annually the status of significant current and potential legal matters. The Company also has a Disclosure Sub-Committee which is responsible for all of the Company’s public disclosure regarding financial information.

(2) Corporate Governance Committee – which is responsible for matters of corporate governance generally including providing a list or nominees to the Board of Directors in respect of t h e appointment, reappointment or replacement of Directors.

(3) Compensation Committee – which provides oversight in ensuring a high quality of leadership and an employee relations strategy that provides for ongoing flexibility and productivity throughout the Company. The Committee ensures that the human resources plans and programs are designed to establish a challenging, productive and pleasant workplace for the Company’s employees, treating them with fairness, offering them competitive salaries and benefits and otherwise reflect the Company's human resources values and principles.

5

(4) Strategic Planning Committee – which is responsible for reviewing opportunities of the Company.

(5) Special Committee – Until March 14, 2012, the Company’s Special Committee was responsible for reviewing the various transactions available to the Company to create a separate listed company to hold the Company’s Ketza River assets. Commencing March 14, 2012, the Company established a new Special Committee to evaluate any outside proposal and to make recommendations to the Board of Directors with respect thereto.

(6) Disclosure Committee – which is responsible for the review and approval of all of the Company’s public disclosure.

The Company has no other committees in place at this time.

Assessments

Board and committee evaluations occur on a formal basis every two years. In years where there is no formal process, the onus for evaluations will lie with the committees to ensure their self-assessments are carried out and subsequently shared with the Corporate Governance Committee and the Board. Appendix J of the Corporate Governance Manual details the process for the Board, Chair and Committees.